Shinhan Financial Group 2007 3Q Operating Results

On November 2, 2007, Shinhan Financial Group (“SFG”) announced its operating results for the nine month period ended on September 30, 2007. Below are the key figures we announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the review process.

LG Card joined Shinhan Financial Group on March 23, 2007 and became a wholly-owned subsidiary through a small-scale share swap on September 21, 2007. Therefore, please note that seven months (March ~ September) of LG Card’s income has been reflected in the Group’s consolidated income statement. Further, on October 1, 2007, LG Card merged with Shinhan Card, and the name of the surviving entity is called “Shinhan Card.”

1. Operating Results of Shinhan Financial Group (consolidated)

	3Q 2007	3Q 2006
(KRW Million)	(9months)	(9months)	Chg%
Operating Revenue	19,241,970	15,023,875	28.1%

Operating Income	3,460,340	2,063,777	67.7%

Continuing Operations Income Before Income Tax	3,519,835	2,127,691	65.4%

Net Income	2,170,649	1,563,802	38.8%

	3Q 2007	2Q 2007		3Q 2006
(KRW Million)	(3months)	(3months)	Chg%	(3months)	Chg%
Operating Revenue	6,524,916	6,113,918	6.7%	4,569,991	42.8%

Operating Income	846,920	1,037,805	-18.4%	709,878	19.3%

Continuing Operations Income Before Income Tax	869,217	1,068,994	-18.7%	728,392	19.3%

Net Income	524,207	686,597	-23.7%	510,166	2.8%

2. Operating Results of Shinhan Bank (non-consolidated)

	3Q 2007	3Q 2006
(KRW Million)	(9months)	(9months)	Chg%
Operating Revenue	12,685,996	9,555,228	32.8%

Operating Income	2,655,670	1,553,306	71.0%

Continuing Operations Income Before Income Tax	2,576,332	1,588,714	62.2%

Net Income	1,853,914	1,182,017	56.8%

	3Q 2007	2Q 2007		3Q 2006
(KRW Million)	(3months)	(3months)	Chg%	(3months)	Chg%
Operating Revenue	4,148,992	4,057,962	2.2%	3,388,575	22.4%

Operating Income	587,651	927,443	-36.6%	617,965	-4.9%

Continuing Operations Income Before Income Tax	472,296	969,267	-51.3%	639,386	-26.1%

Net Income	316,517	710,011	-55.4%	461,732	-31.5%

3. Operating Results of Shinhan Card (pre-merger LG Card, non-consolidated)

	3Q 2007	3Q 2006
(KRW Million)	(9months)	(9months)	Chg%
Operating Revenue	2,053,208	2,097,757	-2.1%

Operating Income	927,660	947,933	-2.1%

Continuing Operations Income Before Income Tax	933,926	946,688	-1.3%

Net Income	1,394,939	949,229	47.0%

	3Q 2007	2Q 2007		3Q 2006
(KRW Million)	(3months)	(3months)	Chg%	(3months)	Chg%
Operating Revenue	659,434	679,113	-2.9%	703,357	-6.2%

Operating Income	230,472	352,201	-34.6%	306,128	-24.7%

Continuing Operations Income Before Income Tax	231,749	356,761	-35.0%	306,123	-24.3%

Net Income	194,223	335,318	-42.1%	308,665	-37.1%